# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Western Asset High Yield Defined Opportunity Fund Inc., CIK 0001497186
CUSIP: 95768B107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 620 Eighth Avenue, 47th Floor, New York, New York (NY), 10018
Date of event which requires filing of this statement: 07/29/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000769317-24-000040
Filed by CIK 0000769317

## Reporting persons
- Sit Investment Associates, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Western Asset High Yield Defined Opportunity Fund Inc.
Address of issuer's principal executive offices: 620 Eighth Avenue, 47th Floor, New York, NY 10018

## Item 2. Person Filing
Name of person filing: Sit Investment Associates, Inc.
Address of principal business office or, if none, residence:
c/o Sit Investment Associates, Inc.
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
Citizenship: Minnesota

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: See response to item 9 on each cover page.
Percent of class: See response to item 11 on each cover page.
Sole power to vote or to direct the vote: See response to item 5 on each cover page.
Shared power to vote or to direct the vote: See response to item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to item 7 on each cover page.
Shared power to dispose or to direct the disposition:
See response to item 8 on each cover page.

Sit Investment Associates, Inc. ("SIA") is an investment adviser registered under section 203 of the Investment Advisers Act of 1940. SIA provides investment management services to client accounts ("Accounts"). In its role as investment adviser SIA possess voting and investment power over securities of the Issuer described in this schedule 13G owned by the Accounts and may be deemed to be the beneficial owner of such shares of the Issuer owned by the Accounts. All securities reported in this schedule 13G are owned by the Accounts. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), SIA disclaims beneficial ownership of such securities.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Sit Investment Associates, Inc.: /s/ Paul E. Rasmussen, Paul Rasmussen / Vice President (10/03/2025)